EXHIBIT 99-3

PARNASSUS FUNDS COMPLEX

RULE 17G-1 FIDELITY BOND FILING

AMOUNT OF SINGLE INSURED BOND FOR JOINT INSUREDS

PERIOD OF COVERAGE: APRIL 15, 2015 - AUGUST 15, 2016

SINGLE INSURED
FUND	BOND COVERAGE
Parnassus Funds	$2,000,000
Parnassus Income Funds	$2,500,000
Aggregate Single Bond Coverage
(as if not maintained under joint coverage)	$4,500,000
Total joint Investment Company Bond
(Bond Number 82053051)	$4,500,000